

Mail Stop 3561

October 10, 2016

Via E-mail
Michael F. Senft
Chief Financial Officer
KLX Inc.
1300 Corporate Center Way
Wellington, Florida 33414

> **Re:** **KLX Inc.**
> **Form 10-K/A for Fiscal Year Ended January 31, 2016 (Amendment No. 2)**
> **Filed September 9, 2016**
> **File No. 001-36610**

Dear Mr. Senft:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended January 31, 2016 (Amendment No. 2)

Explanatory Note, page 2

1. We note that you amended your Form 10-K because management has concluded that your disclosure controls and procedures, as well as, your internal control over financial reporting were ineffective at year end. We also note that your auditor modified their prior opinion on internal controls over financial reporting for a material weakness, and a PCOAB inspection of their audit procedures was the driver of this change. We further note that this material weakness is related to your model for estimating E&O inventory reserves, and to remediate this matter, you have developed a "demand based" E&O reserve model. Please respond to the following:
    *   You concluded that your accounts were not misstated in any prior period. Please explain to us how you came to that conclusion. As part of your response, please tell

us if you compared reserve amounts under the previous model to the revised "demand based" model, and tell us how many quarterly periods you analyzed.

- Tell us why your prior model was modified if no material variances existed in any of the periods analyzed. In your response, please clarify whether U.S. GAAP, industry standards or other reasons were the catalyst for this change.   Also, please tell us why it does not appear that your disclosure of your accounting policy related to your provision for excess and obsolete inventories has changed (as disclosed in Note 1 to the financial statements in the Form 10-K/A).

- Tell us if you developed additional new controls in your remediation of this material weakness, i.e. downstream controls, management review controls, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724, Claire Erlanger at (202) 551-3301, or in their absence, me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure